

National Bank of Canada /FI/
CIK #: 0000926171

Summary of Changes: SBSE-A Amendment
1.      Execution Date: January 17, 2024
2.      Schedule A (List of Principals)
      a. Removed Principal: Brian Adam Davis
      b. There is now a total of 13 Principals.